FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.







BG Group plc announces that on 6 September 2006 it purchased 1,164,500 of its ordinary shares at a price of 685.5934 pence per share through Morgan Stanley Securities Limited. It is intended that these shares will be held in Treasury.


Following the purchase, BG Group plc holds 128,519,656 of its ordinary shares in Treasury and has a total of 3,424,449,463 ordinary shares (excluding shares held in Treasury) in issue.



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 6 September, 2006                       By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary